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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forsyth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 North Lindbergh Blvd., Suite 301
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh V. Murray (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiefer Bonfanti & Co., LLP
(Name – *if individual, state last, first, middle name*)

701 Emerson Road, Suite 201	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hugh V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hugh V Murray
Signature

President
Title

S. Higginbotham
Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

S. HIGGINBOTHAM
My Commission Expires
October 31, 2011
St. Louis County
Commission #07502690

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORSYTH SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2008 AND 2007

Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

FORSYTH SECURITIES, INC.

SEPTEMBER 30, 2008 AND 2007

Table of Contents

Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.432.6700
f.314.432.3992

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

We have audited the accompanying statement of financial condition of **Forsyth Securities, Inc.** (a Missouri corporation) as of September 30, 2008, and the related statements of income (loss), cash flows, changes in stockholders' equity, and changes in subordinated borrowings for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **Forsyth Securities, Inc.** as of September 30, 2007 were audited by other auditors who opinion dated November 20, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Forsyth Securities, Inc.** as of September 30, 2008, and the results of its operations and cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kiefer Bonfanti & Co. LLP

November 20, 2008

STATEMENTS OF FINANCIAL CONDITION

Assets

	September 30, 2008	2007
Assets		
Cash	$ **77,708**	$ 101,649
Cash deposit with clearing brokers	**33,752**	33,042
Receivable from clearing brokers	**37,839**	48,735
Receivable other	**10,405**	15,995
Other assets	**4,300**	4,300
Total Assets	$ **164,004**	$ 203,721

Liabilities and Stockholders' Equity

	2008	2007
Liabilities		
Accounts payable	$ **1,911**	$ 3,753
Brokers escrow payable	**21,140**	31,932
Clearing brokers payable	**9,389**	8,399
Commissions payable	**27,595**	40,686
Accrued administrative expenses	**14,828**	19,116
Total Liabilities Before Subordinated Borrowings	**74,863**	103,886
Subordinated Borrowings	**-**	108,000
Stockholders' Equity		
Preferred stock - non-convertible, par value $100, authorized 1,000 shares, issued 994.685 shares outstanding 781.920 shares;	**119,033**	119,033
Cost of treasury shares (212.765 shares)	**(42,252)**	(42,252)
	76,781	76,781
Common stock, par value $1, authorized 30,000 shares, issued 5,000 shares; outstanding 4053 and 4001 (2008 and 2007)	**5,000**	5,000
Additional paid-in capital	**266,479**	158,531
Cost of treasury shares (947 and 999 shares)	**(274)**	(326)
	271,205	163,205
Retained earnings (deficit)	**(258,845)**	(248,151)
Total Stockholders' Equity	**89,141**	(8,165)
Total Liabilities and Stockholder' Equity	$ **164,004**	$ 203,721

STATEMENTS OF INCOME (LOSS)

	Years Ended September 30, 2008	2007
Revenues		
Commissions	$ **981,841**	$ 951,163
Interest	**1,791**	5,435
Management fees	**581**	67
Direct participation - limited partnership	-	4,052
Miscellaneous	**70**	-
Total Revenues	**984,283**	960,717
Operating Expenses		
Commissions and incentive payments	**594,998**	544,341
Administrative salaries	**105,601**	84,936
Clearings fees	**97,464**	96,923
Building rental and maintenance	**56,434**	49,955
Office and quote equipment rental	**54,133**	64,541
Regulatory fees	**20,846**	29,804
Office expense	**16,471**	38,759
Payroll taxes	**16,235**	17,330
Insurance and bond premiums	**15,889**	6,570
Professional fees	**8,625**	18,922
Telephones	**8,281**	8,890
Interest expense	-	3,800
Total Operating Expenses	**994,977**	964,771
Income (Loss) from Operations	**(10,694)**	(4,054)
Special Distribution	-	35,000
Income (Loss) Before Income Taxes	**(10,694)**	30,946
Income Taxes	-	-
Net Income (Loss)	$ **(10,694)**	$ 30,946

STATEMENTS OF CASH FLOWS

	Years Ended September 30, 2008	2007
Cash Flows from Operating Activities		
Net Income (Loss)	**$ (10,694)**	$ 30,946
Adjustments:		
Depreciation and amortization	-	601
Accrued interest convert to common stock		3,800
Change in assets and liabilities		
(Increase) decrease in operating assets		
Cash deposit with clearing brokers	**(710)**	(1,235)
Receivable from clearing brokers	**10,896**	1,560
Receivable other	**5,590**	11,915
Other assets	-	(2,000)
Increase (decrease) in operating liabilities		
Accounts payable	**(1,842)**	2,861
Brokers escrow payable	**(10,792)**	10,859
Clearing brokers payable	**990**	(655)
Commissions payable	**(13,091)**	15,992
Accrued administrative expenses	**(4,288)**	8,262
Net Cash Provided (Used) by Operating Activities	**(23,941)**	82,906
Net Increase (Decrease) in Cash and Cash Equivalents	**(23,941)**	82,906
Cash and cash equivalents, beginning of year	**101,649**	18,743
Cash and Cash Equivalents, End of Year	**$ 77,708**	$ 101,649
Supplemental Disclosure of Non-Cash Financing Activity		
Subordinated borrowings exchanged for common stock	**$ 108,000**	$ -

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Cost of Common Treasury Shares	Preferred Stock	Cost of Preferred Treasury Shares	Retained Earnings (Deficit)	Total
Balance, September 30, 2006	$ 5,000	$154,741	$ (336)	$119,033	$(42,252)	$(279,097)	$ (42,911)
Common stock: Treasury shares Exchanged	-	3,790	10	-	-	-	3,800
Net income for the year ended, September 30, 2007	-	-	-	-	-	30,946	30,946
Balance, September 30, 2007	5,000	158,531	(326)	119,033	(42,252)	(248,151)	(8,165)
Common stock: Subordinated borrowings Exchanged	-	107,948	52	-	-	-	108,000
Net income for the year ended, September 30, 2008	-	-	-	-	-	(10,694)	(10,694)
Balance, September 30, 2008	**$ 5,000**	**$266,479**	**$ (274)**	**$119,033**	**$(42,252)**	**$(258,845)**	**$ 89,141**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

	Years Ended September 30,	
	2008	2007
Subordinated borrowings at October 1,	**$ 108,000**	$ 108,000
Decreases:		
NASD Subordinated Loan Agreements - Exchanged for Common Stock	**(108,000)**	
Subordinated Borrowings at September 30,	**$ -**	$ 108,000

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007

Business Descriptions

Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985 the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri and commenced operations in June 1986. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through First Clearing Corporation a division of First Union Capital Markets Company, or RBC Capital Markets, Inc. a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. The clearing brokers will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange, on which the trade is executed. The Company is also obligated to maintain good faith cash deposit accounts with its clearing brokers. First Clearing Corporation requires the Company to calculate the deposit balance, using its adjusted net capital, volume and mix of business products. The balance at September 30, 2008 and 2007 was $28,752 and $28,042 respectively. RBC Capital Markets, Inc. requires the Company to maintain a good faith deposit of $5,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to these deposit accounts by the clearing brokers, if commissions, due the Company, on hand are inadequate to settle the claim. The clearing brokers, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day of said termination. These funds maintained with the clearing brokers are at risk, uninsured and un-collateralized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $100,000.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Broker Compensation:

Monthly Commission Payout

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions. The amount to be collected from future commissions due to the broker at September 30, 2008 and 2007 was $10,405, and $12,715, respectively.

Quarterly Commission Payout

The Company also pays a quarterly commission on the second payday of the quarter. This payout will be determined by multiplying the broker's production by a variable percent. The variable percent can range from zero to 15%, and is contingent upon the Company's profitability. Effective October 1, 2008, the variable percent range changed from zero to 30%. Payments of approximately $43,000 were made to brokers during each of the fiscal years ended September 30, 2008 and 2007.

Escrow Accounts

Brokers agree to fund contingent liability escrow accounts. These accounts are funded by setting aside 2% of the gross commission, net of clearing fees, from every trade. If no potential liabilities are pending at the end of a quarter, the broker receives 10% of their escrow account balance.

Management Bonus

The Company stockholders' passed by resolution a management compensation plan (revised 1999). Under the plan the Company's president receives a minimum monthly salary. In addition the Company also pays a quarterly bonus. The bonus payments for a fiscal year are not to exceed a gross amount of $100,000 before income taxes. The plan further stipulates that the bonus payments are to be paid 20% in preferred stock and 80% in cash.

For the years ended September 30, 2008 and 2007, the Company's president did not receive bonus payments under the plan.

Notes to Financial Statements (Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using accelerated methods over the estimated useful lives of three to seven years. The Company's policy is to capitalize all property and equipment purchases over $5,000. At September 30, 2008 and 2007, all property and equipment assets were fully depreciated.

2. RELATED PARTY TRANSACTIONS

Subordinated Borrowing

The Company's president/shareholder has agreed to provide capital funding through subordinated loan agreements, at an interest rate of 2%. During 2008, $108,000 of subordinated borrowings was exchanged for common stock.

Stockholders' Equity

Common Stock (Unrestricted and Restricted)

The Company's president is the sole unrestricted shareholder. The Company also has a class of restricted common stock shareholders who have acquired certain voting rights. The sales price and transferability of these shares is restricted. Currently there are twelve (12) common restricted shares outstanding.

Preferred Stock

All of the preferred shares are held by the Company's president/shareholder. Preferred stock is issued to unrestricted common shareholders under the management bonus program and shares are issued by agreement to brokers with escrow credits, net of redemptions.

3. LEASE COMMITMENTS

On June 1, 2008, the Company renewed an operating lease agreement for office space. This lease has a term of 3 years, expiring on May 31, 2011, and requires rent payments according to the following schedule:

Years Ending September 30,	Amount
2009	$ 29,620
2010	30,100
2011	20,280
	$ 80,000

The above lease is cancelable upon payment of two months rent. The Company also rents education training facilities for a monthly rental of $2,000. For the fiscal years ended September 30, 2008 and 2007, the Company incurred annual rents of $56,233 and $49,955, respectively.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008 and 2007, the Company had adjusted net capital of $74,436 and $82,820 which were $24,436 and $77,820, in excess of its required minimum dollar net capital of $50,000 for 2008 and 2007. The Company's net capital ratio at September 30, 2008 and 2007 was 1.006 to 1 and 1.254 to 1, respectively.

5. INCOME TAXES

The Corporation has no income tax expense or benefit for the year ended September 30, 2008 and 2007 primarily due to unused net operating losses. A valuation allowance has been established equal to the deferred tax asset related to the net operating loss carry-forwards, as planning strategies had not been developed to utilize the benefit of the net operating losses and future taxable income could not be assured.

The following carry-forwards are available to offset taxable income in future years

From Year Ended September 30,	Expiring September 30,	Net Operating Loss
2008	2028	$ 10,694
2005	2025	53,060
2004	2024	54,060
2003	2023	83,226
2003	2023	88,751
		$ 289,791

SUPPLEMENTARY INFORMATION

COMPUTATION OF ADJUSTED NET CAPITAL

	September 30, 2008	September 30, 2007
Ownership Equity		
Capital stock and additional paid in capital	$ **271,205**	$ 163,205
Preferred Stock	**76,781**	76,781
Retained earnings (deficit)	**(258,845)**	(248,151)
Total Ownership Equity	**89,141**	(8,165)
Subordinated Borrowings	**-**	108,000
Total Capital and Allowable Subordinated Borrowings	**89,141**	99,835
Deductions from Capital		
Receivable from firm's employees in excess of escrow	**10,405**	12,715
Prepaid costs	**100**	100
Fixed assets	**-**	-
Lease and rent deposit	**4,200**	4,200
Total Deductions	**14,705**	17,015
Adjusted Net Capital	$ **74,436**	$ 82,820
Aggregate Indebtedness	$ **74,863**	$ 103,886
Aggregate Indebtedness as a Percent of Adjusted Net Capital	**100.57%**	125.44%
Aggregate Indebtedness		
Accounts payable	**1,911**	3,753
Firms' broker escrow payable	**21,140**	31,932
Clearing brokers payable	**9,389**	8,399
Commissions payable	**27,595**	40,686
Accrued administrative expenses	**14,828**	19,116
Total Aggregate Indebtedness	$ **74,863**	$ 103,886
Minimum dollar net capital	$ **50,000**	$ 5,000
Adjusted net capital	**74,436**	82,820
Excess of Net Capital Over Requirement	$ **24,436**	$ 77,820
Six and two-thirds (6 2/3)% of aggregate indebtedness	$ **4,990**	$ 6,925
Adjusted Net Capital	**74,436**	82,820
Excess of Net Capital at 1500%	$ **69,446**	$ 75,895

RECONCILIATION OF NET CAPITAL COMPUTATION

	September 30, 2008		2007
Net Capital at September 30,	$ 74,436	$	82,820
Net Capital shown on most recent unaudited Focus part IIA filing	-		79,109
Difference increase (decrease)	**$ 74,436**	$	3,711

	2008		2007
The difference between net capital at September 30, and net capital as shown on the most recent Focus part IIA filing results from:			
Audit adjustments			
Increase accrued subordinated loan interest	$ -	$	(88)
Decrease in accrued expense	-		3,800
Increase depreciation expense	-		601
Decrease Non-allowed Asset	-		(601)
Rounding	-		(1)
Total difference increase (decrease) net capital	$ -	$	3,711

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

> In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through First Clearing, L.L.C. a division of First Union Capital Markets Company, or RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis.

Kiefer | Bonfanti & Co. LLP
Certified Public Accountants & Business Advisors

701 Emerson Road
Suite 201
St. Louis, MO
63141

314.432.6700
f.314.432.3992

kieferbonfanti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
Forsyth Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company), as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on November 20, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiefer Bonfanti & Co. LLP

November 20, 2008

END